U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Magellan Midstream Partners, L.P.

2.	Name of person relying on exemption: Energy Income Partners, LLC.

3.	Address of person relying on exemption: 10 Wright Street, Westport, Connecticut 06880.

4.	Written materials are submitted pursuant to Rule 14a-6(g)(1):

EIP Income Why Magellan and Growth from Non‐Cyclical Energy Infrastructure Unitholders Should Vote “No” on ONEOK Merger August 4, 2023 ©2023 ENERGY INCOME PARTNERS

Overview The Proposed Merger • Magellan (“MMP”) unitholders will receive $25 in cash and 0.667 shares of ONEOK (“OKE”) • Magellan unitholders will pay $2.7 billion in income and cap gains taxes. The Deal Premium is More Than Offset by Unitholder Taxes and Lost Dividend Income • Merger will force MMP unitholders, on average, to pay out of $13.40 per unit of income and capital gains taxes, exceeding the $12.09 per unit premium the deal represents relative to the MMP closing price on May 12, 2023, the day preceding the announcement. • If MMP unitholders wish to hold OKE shares after the merger, they would also suffer a loss of about $5 per unit (after‐tax present value) due to lower dividends and growth prospects for ONEOK. Deal Undervalues Magellan’s Industry Leading Returns on Invested Capital and Stable Earnings Profile • Using sector average valuations on EBITDA ignores Magellan’s higher earnings relative to EBITDA resulting from superior returns on invested capital. • Comparing Magellan’s stable cash flows driven by stable regulated pipeline tariffs with companies operating supply‐ facing merchant cyclical businesses in the midstream sector ignores how the capital markets discount the value of those equities. Management’s Narrative Ignores the Numbers and is Self‐Contradictory • Management argues that MMP unitholders will be better off under the C‐Corp structure contradicting their position on C‐Corporation conversion two years ago. • Management argues that as a petroleum pipeline company, Magellan faces energy transition headwinds contradicting their bullish outlook at last year’s meeting with Wall St. analysts. ©2023 ENERGY INCOME PARTNERS 2

Overview – Why EIP Opposes the Merger A Good Merger Requires Two Things: A merger is only desirable if 1) the pro forma merged company has better prospects than remaining stand‐alone and 2) the deal premium substantially exceeds the tax drag of the transaction reflecting some portion of that future value for existing shareholders. Our analysis of Magellan and ONEOK’s pro forma financials shows this merger lacks both elements Partnership Form of Ownership is Chosen Primarily for Tax Reasons An important context of any analysis of this merger is that MLP taxation is materially different from C‐Corporation taxation and needs to be included in any assessment. The economic consequences of triggering the $2.7 billion deferred tax liability is a critical consideration for a publicly traded partnership with predominantly retail ownership and differs materially from a typical C‐Corporation merger where the shareholders are predominantly tax‐free institutions and the tax consequences for retail investors derive solely from capital gains rather than ordinary income. Likewise, including the tax deferral benefit for ONEOK shareholders as a contributing justification for their shareholders to vote “yes” while ignoring the $2.7 billion payment by Magellan unitholders that creates this benefit for ONEOK is at best inconsistent and at worst dishonest. Merger Proposal Ignores the Best Alternative: Staying Stand‐Alone EIP believes the value of Magellan’s assets are best realized by a stand‐alone entity exercising the same capital spending discipline that has made it successful in the past. That any slow decline of product pipeline volumes over the next 15 years due to the adoption of electric vehicles would be more than offset by inflationary tariff increases and unit repurchases. That the diminishing capital spending profile and attendant decline in the benefits of being taxed as a partnership requires a fulsome discussion of the financial projections of alternative corporate structures. Magellan Management’s analysis as presented was derelict in not quantifying the benefits of these alternatives. ©2023 ENERGY INCOME PARTNERS 3

Deal Premium Calculating the Deal Premium (per MMP Unit) Sources: Bloomberg pricing, Magellan presentation titled “ONEOK Merger Considerations, June 2023”, referenced herein as the “June Tax Presentation” ©2023 ENERGY INCOME PARTNERS 4

Merger Creates a Loss of Dividend Income As shown on Slide 4, if the merger is approved and Magellan unitholders then sell the ONEOK shares, they will suffer a loss of $1.31 per share vs the May 12, 2023 price. If, as Magellan Management recommends, unitholders retain the 0.667 shares of ONEOK they receive and use the remaining cash ($25 per unit minus the $13.40 tax payment) to buy additional ONEOK shares, they will suffer additional loss of after‐tax quarterly dividend/distribution income. The pro‐forma financials presented on the next three slides show that this after‐tax loss for Magellan unitholders is about $1.3 billion ($6 per unit, undiscounted). These financial projections come directly from the merger proxy statement (“S‐4”) and two informational presentations issued by Magellan Management (“June Tax Presentation” and “June FAQs”) all of which together provide proforma tax and financial guidance on stand‐alone Magellan, Stand‐alone ONEOK and a newly merged OKE‐MMP (OKE‐MMP Proforma) through 2027 allowing for an easily quantifiable analysis of the merged entity vs a stand‐alone Magellan. Sources: Magellan’s “June Tax Presentation”, MMP/OKE S‐4, EIP estimates. ©2023 ENERGY INCOME PARTNERS 5

Financial Analysis of After‐Tax Distributions/Dividends (Stand‐alone Magellan vs. OKE‐MMP Pro forma) Management’s guidance on stand‐alone Magellan after‐tax distributions by trade group: Sources: Magellan’s “June Tax Presentation”, MMP/OKE S‐4. ©2023 ENERGY INCOME PARTNERS 6 S‐4 & Management guidance on OKE‐MMP Pro forma after‐tax dividends:

Financial Analysis of After‐Tax Distributions/Dividends (Stand‐alone Magellan vs. OKE‐MMP Pro forma) Taking the pro forma financials and guidance from the previous slide provides the following after‐tax cash flows: ©2023 ENERGY INCOME PARTNERS 7 These cash flows take into account the deal premium and the cash taxes paid by Magellan unitholders resulting from the merger. Combining these factors with the discounting of these future cash flows is shown on the next slide. Sources: Magellan’s “June Tax Presentation”, MMP/OKE S‐4, EIP estimates.

Comprehensive Analysis of Loss of Value for Magellan Unitholders The information provided by ONEOK and Magellan show that this merger will result in a $6.20 per unit loss of value (PV‐10) to Magellan unitholders. Even if one assigns no value to the deferral of the existing $9.69 tax liability and agree with Management’s flawed argument that only the incremental tax liability of $3.71 per unit is relevant, by Management’s own forecasts this merger has a net benefit of only $2.05 per unit. ©2023 ENERGY INCOME PARTNERS 8 Sources: Magellan’s “June Tax Presentation”, MMP/OKE S‐4, EIP estimates.

Magellan Ignores the Value of the Tax Deferral Debate about existing tax liability Management argues that the merger does not create the tax liability unitholders have from years of deferring taxes on capital gains and cash distributions from the partnership. They calculate this pre‐merger liability to average $9.69 per unit. Adding the deal premium of $12.09 per unit raises that liability to $13.40 per unit. In their view the only tax liability that should be assigned to the merger is this increase of $3.71 per unit. We disagree because the $13.40 is a real cash tax that needs to be paid out. Nevertheless, the flaw in this argument is that it ignores the time value of money. One of the primary advantages of the partnership form of corporate ownership is the ability to defer the tax liability created by the distribution of regular quarterly payments to unit holders in excess of allocated income. These distributions lower the tax cost basis of unitholders, and the tax liability is due only when the units are sold. EIP calculated the present value of this deferral using the average turnover of the unitholder base provided by Magellan Management and a typical 10% cost of equity capital. After correcting Management’s position regarding the existing tax liability for the time value of money, our analysis indicates that MMP unitholders would be ~$3/unit worse off under this transaction because the $12 premium is exceeded by the incremental tax cost of the merger ($10/unit) and reduced OKE dividends ($5/unit). Sources: Magellan’s June Tax Presentation, EIP estimates. ©2023 ENERGY INCOME PARTNERS 9

NPV of Tax Deferral Sources: EIP calculations, Magellan’s June Tax Presentation (slides 9 and 11), Magellan’s Corporate Conversion Analysis, Feb 2, 2021 (slide 11). ©2023 ENERGY INCOME PARTNERS 10 • Magellan Management provides existing deferred tax liability by age cohort or “trade group”. Each trade group represents, as a group, how long the shares have been held. Older trade groups tend to have less turnover, which is why they have a larger deferred tax liability per unit. • In our analysis, we assume the two oldest cohorts do not turnover their units and the tax is never paid (hence $0/unit NPV). Our assumption is derived from Management’s recent guidance on unitholder turnover of about 60% every 3‐5 years and their 2021 Corporate Conversion Analysis which showed that 65% of units turned over in the prior 5 years and that trade groups > 5 years represented 35% of total units. This implies that the older cohorts have not sold their units and that unit turnover predominantly occurs in the “< 5 Years” age cohort.

Valuation Discussion Commentary by ONEOK and Magellan management and others regarding valuation are at best misleading including the use of enterprise value (the sum of the market value of the debt and equity) versus EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). Unitholders hold only the equity and do not receive EBITDA, they receive only the dividends paid out of earnings which are NET of interest, taxes, depreciation and amortization.1 Using sector average valuations on EBITDA ignores Magellan’s higher earnings relative to EBITDA resulting from superior returns on invested capital stemming from superior investment decisions and prudent balance sheet management. Using EBITDA measures for Magellan is particularly misleading. Comparing Magellan’s stable cash flows driven by regulated pipeline tariffs with companies operating supply‐ facing merchant cyclical businesses in the midstream sector ignores how the capital markets discount the value of those equities. Any argument that the combined entity can trade at a higher valuation because the C‐Corporation structure of ONEOK allows ownership by institutions and membership in the major indices is also misleading as Magellan can achieve a more tax efficient conversion to a C‐Corporation on its own as EIP encouraged it to do in a letter to the Magellan Board on October 22, 2020, shown in the Appendix of this presentation. Exhibits to this letter also illustrate the above points on Magellan’s superior earnings progression. Since Magellan management has argued that this deal improves the long‐term tax position of its unitholders by merging with a better company taxed as a C‐Corporation, then a calculation of long‐term after‐tax dividends should suffice to prove their point. An analysis of these long‐term after‐tax dividends on the next slide shows otherwise. 1 To quote Charlie Munger “I think that every time you see the word EBITDA, you should substitute the word ‘bullshit’ earnings” Source: Forbes ‐ https://www.forbes.com/sites/brentbeshore/2014/11/13/ebitda‐is‐bs‐earnings/?sh=7da547496070 ©2023 ENERGY INCOME PARTNERS 11

Long term Dividend Discount Model (DDM) Approach to Valuing the Proposed Merger ©2023 ENERGY INCOME PARTNERS 12 DDM through 2050 Sources: EIP estimates, MMP‐OKE S‐4, Magellan’s June Tax Presentation

Dividend Discount Model Approach to Valuing the Proposed Merger EIP Methodology To quantify the impact of rising pass‐through income and the resulting tax impact, we ran our own long‐term financial projections through 2050 to compare the proposed merger (Pro Forma ONEOK, or “OKE PF”) with a stand‐alone MMP continuing as a partnership, essentially a dividend discount model. We then compared the after‐tax distributions of stand‐alone MMP to the after‐tax dividends of Pro Forma ONEOK (again discounted by a 10% equity cost of capital) and found that the proposed merger resulted in lower after‐tax cash flows of ~$2/unit. In conducting this analysis, we heeded Magellan management’s warning on the rising taxability of pass‐through earnings and historical unitholder turnover rates. EIP assumed: • Longer term holders (both the “5 to 10 yrs.” and “>10 yrs.” trade groups) paid a 48% tax rate on a 100% allocation of Magellan per share earnings from 2029 onwards and assumed no value for a step‐up in tax cost basis at death. • The “<5 year” trade group was assumed to ratably turn over all units every five years, resulting in taxes paid of ~45% of distributions due to income recapture taxation. The natural conclusion here is that a C‐Corp conversion, contrary to Management’s 2021 analysis, should be considered. Within our DDM analysis, the primary assumptions EIP made: • Both Magellan and ONEOK’s base EBITDA would have zero growth in perpetuity. • CAPEX investment ($90mm/$350mm/$450mm for MMP/OKE/PF OKE) and returns (~9‐10x) consistent with the S‐4 Forecasts for ’26‐’27). • 100% of free cash flow after distributions/dividends were allocated to unit/share repurchases at a 10x EV/EBITDA valuation. We also checked the output on P/DCF and P/E ratios for reasonableness. • For OKE PF, cash taxes paid beyond ’27 at 15% Fed Corporate AMT + 3% State. • The output of these assumptions was that Stand Alone MMP could sustainably grow distributions at a 4.5% annually through 2050; whereas Pro Forma ONEOK could only sustainably grow dividends at 3.5% annually through 2050 to maintain leverage at ~3x Debt/EBITDA and distribution/dividend coverage at ~1.6x of DCF (or ~80% earnings payout ratio) for both entities. ©2023 ENERGY INCOME PARTNERS 13

Promoting the merger with Adjectives and Narratives that Contradict Prior Statements Since the numbers for this proposed merger do not add up as a positive, Management has supported the deal with a long list of adjectives woven into narratives that actually contradict their prior statements or the pro forma financials provided in the S‐4. We will take the following narratives one at a time in the slides that follow: 1. The C‐Corporation structure is superior 2. Headwinds from the energy transition create significant risks to a stand‐alone Magellan 3. Merging with ONEOK will provide better opportunities for growth in unitholder value. A. Synergies B. Better future growth ©2023 ENERGY INCOME PARTNERS 14

Magellan’s Prior C‐Corp Conversion Analysis (2021) ©2023 ENERGY INCOME PARTNERS 15 On October 22, 2020, EIP submitted a letter to Magellan proposing a shareholder resolution requiring Magellan to present a comprehensive and transparent analysis of the costs and benefits of converting to a C‐Corporation using a 351 exchange. A copy of this letter is included in the Appendix of this presentation. Our letter was motivated by the lowering of the corporate tax rate under the Tax Cut and Jobs Act of 2017 and Management’s frequent comments saying that their analysis showed that any valuation uplift would be offset by increased taxes paid yet they hadn’t shown any of their analysis leading to this conclusion. Management responded with, in our view, an extremely biased 12‐slide presentation issued on 2/2/2021 that prominently highlighted a $2.4 billion present value cost of income taxes at the corporate level. Our analysis showed that only about $0.5 billion of this obligation would occur in the first ten years. Moreover, the discussion of the tax savings for unitholders resulting from recapture taxes getting the lower long‐term capital gains treatment (versus ordinary income rates) was relegated to a brief qualitative mention in the Appendix. We queried Management on the next quarterly earnings call, the transcript of our dialogue is in the Appendix of this presentation. Most relevant to the analysis of this merger was Management’s comment regarding the value of deferring the payment of recapture tax: “Again, a 100% depends on holding period. I mean those questions are all again idiosyncratic to that person. So there is no one answer that – this trade group’s case the answer is X. It depends on how long they hold. And so the longer you hold the more favorable the partnership is.” In essence Management was arguing the value of the reduced tax rate on recapture taxes was potentially very low as the deferral of that tax made its present value very low. They are arguing the exact opposite now in support of this merger.

Magellan’s C‐Corporation Conversion Analysis (Today) ©2023 ENERGY INCOME PARTNERS 16 Management provided estimates of the growing taxability of Magellan’s pass‐through income in the June Presentation through 2029 and implied that post‐2029 would be worse. They then argue that ONEOK’s C‐ Corporation structure will mitigate these future tax liabilities. Not only is this favorable view of the C‐Corporation structure in direct contradiction to their view put forth in early 2021, but the benefit of the C‐Corporation tax structure does not overcome the other negatives of this proposed merger as demonstrated in the financials offered in the S‐4 and the June Presentation which we have incorporated in our financial calculations. More importantly, no analysis was presented of the tax benefits in the stand‐alone case of Magellan pursuing a tax‐free conversion to a stand‐alone C‐Corporation via a Section 351 transfer. While there is a discussion of alternative corporate/tax structures for a stand‐alone Magellan in the S‐4, we view the disclosure as inadequate. The S‐4 fails to describe which alternatives were considered and says only that the alternatives considered were dismissed because they “would introduce significant complexity with uncertain benefits”.1 In our view, the S‐4 is incomplete without such an analysis. Moreover, the management of any publicly traded company trying to minimize its taxes and maximize shareholder value is by its very nature ‘complex with uncertain benefits’. 1 Page 59 of preliminary Form S‐4 filed with the Securities & Exchange Commission on June 20, 2023.

Headwinds from the Energy Transition Yet another shift in narrative by Management is their emphasis on the risks of the energy transition on the long‐ term outlook for its petroleum pipeline business. The June Presentation and the June FAQs lists “Risks of Proceeding Standalone: Risks of energy transition impacting petroleum product demand over time more than we expect.” However, this is an entirely different tone than presented on March 22 of last year during Magellan’s meeting with Wall Street analysts where they presented a 100‐page slide deck1 on the business outlook. Included in that presentation was a detailed analysis of the threat posed by electric vehicles on demand for petroleum products. Slide 20 reads “We believe that Magellan’s ability to mitigate the financial impacts of longer‐term volume declines through tariff increases and operational optimization is not fully appreciated by the market.” Slide 27 reads: “Magellan’s base business is expected to remain healthy, with industry and government forecasts projecting petroleum products to remain essential to our everyday lives for decades to come.“ Nothing in the business environment has changed in the last year to cause this shift in Management’s messaging. In fact, on June 21, 2023, Magellan’s CEO Aaron Milford stated that he expected refined product volumes on Magellan’s system to grow 1% this year, an increase over 2022 which was a record.2 Moreover global petroleum demand in 2023 is estimated to hit an all‐time high. 3 1 Magellan investor presentation titled “2022 Analyst Day Houston, Texas, March 29, 2022”. 2 JP Morgan Energy, Power, and Renewables Conference transcript, June 21, 2023. 3 IEA (2023), Oil Market Report ‐ June 2023, IEA, Paris https://www.iea.org/reports/oil‐market‐report‐june‐2023. ©2023 ENERGY INCOME PARTNERS 17

In Magellan’s Own Words Source: Magellan investor presentation titled “2022 Analyst Day Houston, Texas, March 29, 2022” with EIP annotation in red. ©2023 ENERGY INCOME PARTNERS 18

Merging with a Better Company?: Deal Synergies One of the narratives is the proposed synergies which we have incorporated into our analysis but by Management’s own estimates in the S‐4 are not material. We compared the financial projections in the S‐4 for the pro forma ONEOK with those provided for each company as a stand‐alone entity and found the combined improvement in Adjusted EBITDA to average $186 million per year through 2027. Our estimate of the DCF, yields a slightly lower amount of $166 million per year improvement, which is only 4% above the stand‐alone entities combined DCF. (See next slide) More importantly, the interest charges related to the debt incurred to consummate this deal more than offset these synergies. While Management has indicated more synergies are likely it is not clear why they are not included in the proforma financials. Moreover, there is no discussion of what capital investment would be required or whether commercial synergies could be obtained through arms‐length commercial terms and/or joint ventures that would not require a merging of the two companies. Sources: MMP‐OKE S‐4 Forecast, EIP estimates. ©2023 ENERGY INCOME PARTNERS 19

Merging with a Better Company? Deal Synergies Backup Sources: MMP‐OKE S‐4 Forecast, EIP estimates. ©2023 ENERGY INCOME PARTNERS 20

Merging with a Better Company?: Growth As a cure for the threat of the energy transition to Magellan’s business, Management recommends merging with ONEOK saying in the June FAQs that “We believe the combined company will have stronger growth prospects...” But the S‐4 lays out financial projections between 2023 through 2027 for ONEOK proforma including EBITDA and capital spending forecasts that call this statement into question. These forecasts and Management’s guidance for maintenance capital show $5.2 billion in growth capital expenditures, 85% of which occur before 2026. The improvement in EBITDA over the five‐year forecast period is only $490 million (ex‐synergies and non‐recurring items in 2023) and an estimated DCF improvement of $272 million assuming 50% of the growth capital is financed with debt at 6.5% and the remainder with free cash flow, modest maintenance capital and a 5% cash tax rate. This represents an annualized return to shareholders on new capital invested of about 5%. Sources: MMP‐OKE S‐4 Forecast, EIP estimates. EIP has removed the $539 million non‐recuring insurance proceeds from fire insurance settlement (as disclosed in footnote 2 on pg. 74 of the Preliminary S‐4 Filing) from Adjusted EBITDA, FCF, and Adjusted FCF After Dividends for 2023E. See table on next slide. ©2023 ENERGY INCOME PARTNERS 21

Merging with a Better Company?: Growth Backup Sources: MMP‐OKE S‐4 Forecast, EIP estimates. EIP has removed the $539 million non‐recuring insurance proceeds from fire insurance settlement (as disclosed in footnote 2 on pg. 74 of the Preliminary S‐4 Filing) from Adjusted EBITDA, FCF, and Adjusted FCF After Dividends for 2023E. ©2023 ENERGY INCOME PARTNERS 22 ONEOK’s Stand‐Alone Net Return on $5.2bn of growth capital, as indicated by the S‐4 Forecast and typical financing assumptions, is about 5%. This means the base business EBITDA is likely deteriorating and that ONEOK’s business has a much higher sustaining capital burden.

Merging with a Better Company? Magellan’s historical ROIC is nearly double that of ONEOK. Source: Slide 14 of Magellan Investor Presentation titled “Overview of Magellan Midstream”, dated June 2023, with EIP annotation in red. ©2023 ENERGY INCOME PARTNERS 23

Conclusions EIP’s analysis shows this merger lacks both key elements that make a merger desirable: 1) The pro forma merged company has better prospects than remaining stand‐alone. 2) The deal premium substantially exceeds the tax drag of the transaction reflecting some portion of that future value for existing shareholders. EIP believes the value of Magellan’s assets are best realized by a stand‐alone entity exercising the same capital spending discipline that has made it successful in the past under prior senior management. Any slow decline in product pipeline volumes due to the adoption of electric vehicles would be more than offset by inflationary tariff increases and unit repurchases. The diminishing capital spending profile and attendant decline in the benefits of being taxed as a partnership requires a fulsome discussion of the financial projections of alternative corporate structures. We believe these conclusions are overwhelmingly supported by the information presented so far in the S‐4 Filings and the June Tax Presentation. Including the tax deferral benefit for ONEOK shareholders as a contributing justification for their shareholders to vote “Yes” while ignoring the $2.7 billion payment by Magellan unitholders that creates this benefit for ONEOK is at best inconsistent and at worst dishonest. ©2023 ENERGY INCOME PARTNERS 24

Supplemental Material ©2023 ENERGY INCOME PARTNERS 25 Appendices & Disclosures

Energy Income Partners ‐ Overview The Firm • Founded in 2003 from inbound inquiries to invest along side EIP principals • AUM = $5.1 Billion* • 19 employees, 16 of which have an ownership or profit interest. • 7 NYSE listed funds, Inst. & Retail SMAs, 1 mutual fund, 2 investment partnerships The Expertise • Research Team of 7 has a combined 180+ years of experience • Expert testimony: U.S. Senate and U.S. Federal Energy Regulatory Commission • Industry experience: British Petroleum, FPL, Southern Co., Enron • Wall St. experience: Bernstein, Tiger, Citigroup, Raymond James • Credit experience: Fitch • Education: Rice, Harvard, Columbia, Duke, Wellesley, Northwestern, UT Austin, BU, London Business School, Villanova, UW‐Madison * As of March 31, 2023 ©2023 ENERGY INCOME PARTNERS 26

MMP-OKE Merger Tax Math: MLP vs. C-Corporation

Illustrative example to demonstrate the difference if target company were an MLP vs. a C-Corporation.

		MLP Tax Rate	MLP Taxation Wtd Avg.	MLP >10 yrs	MLP 5-10 yrs	MLP 0-5 yrs	C-Corp Tax Rate	C-Corp Taxation Wtd Avg.	C-Corp >10 yrs	C-Corp 5-10 yrs	C-Corp 0-5 yrs
A	Deal Price - Announcement		$67.50					$67.50			
B	Avg Tax Cost Basis[1]		$19.54	$47.43	$31.63	$15.15		$19.54	$47.43	$31.63	$15.15
C	Avg Purchase Cost Basis		$47.04	$19.03	$69.74	$53.64		$47.04	$19.03	$69.74	$53.64
(C-B) x Tax Rate	Recapture Tax[2]	38.4%	$7.50	$18.21	$12.15	$5.82	28.8%	$2.08	$5.06	$3.37	$1.62
(C-A) x Tax Rate	Capital Gains Tax[3]	28.8%	$5.89	$5.78	-$0.64	$3.99	28.8%	$2.18	$2.14	-$0.24	$1.48
	Tax Obligation		**$13.40**	**$23.99**	**$11.50**	**$9.81**		**$4.27**	**$7.20**	**$3.14**	**$3.09**
	Initial Deal Premium Pre-Tax		$12.09					$12.09			
	Initial Deal Premium After-Tax		**($1.31)**	**($11.90)**	**$0.59**	**$2.28**		**$7.82**	**$4.89**	**$8.95**	**$9.00**
	Initial Deal Premium After-Tax (%)		***-2%***	***-21%***	***1%***	***4%***		***14%***	***9%***	***16%***	***16%***
	EIP Estimated After-Tax Premium Difference from MMP Merging as a C-Corp							**16%**	**30%**	**15%**	**12%**

Footnotes:

1. Calculated as cumulative distributions received (sourced from Bloomberg) less cumulative allocated income (EIP derived to match Management disclosed Approx. Taxes Owed per slide 11 of June Tax Presentation, which tie to the Tax Obligation figures for MLP Taxation in the table above).

2. Cost Basis is retained in a Section 351 conversion from partnership to C-corporation, but recapture is taxed at the Capital Gains tax rate (28.8% assumed). Excludes any negative basis step-up (to zero) estimate. In Management's Corporate Conversion Analysis presentation (Feb 2, 2021, pg. 5), they stated that *"Only investors with a negative basis (less than 18% of units) would incur tax at the conversion, and then only to the extent of their negative basis. The average amount of tax owed related to these units would be less than $0.50/unit."*

3. For MLP = (C - A) x 28.8%; For C-Corp = (C - A) x 37% x 28.8%, where ~63% of this merger is tax deferred in proportion to the equity:cash ratio ($25.00 cash out of $67.50 total consideration).

Sources: EIP Analysis using Bloomberg for unit price (monthly VWAP) & MMP historical quarterly distributions, Magellan / ONEOK Proposed Merger Highlights May 2023 Presentation and ONEOK Merger Considerations June 2023 Presentation for holding period % ownership, and the June Tax Presentation for tax obligation per trade group.

©2023 ENERGY INCOME PARTNERS

27

EIP’s Public Dialogue with MMP Management on C‐Corp Conversion From Magellan’s Q4 2020 Earnings Call Transcript (February 2, 2021): Operator Our next question is from Jim Murchie, Energy Income Partners. Please go ahead. James Jarvis Murchie ‐ President, Founder & Chief Executive Officer, Energy Income Partners LLC Hey, guys. Thanks. It’s Jim Murchie and Lou Lazzara of EIP. I wanted to go to the corporate conversion analysis. We tried to kind of back into your $2.3 billion present value number. It looks like a lot of that is in the out years. You gave us those data points in a few of the years between now and 2040. And if you just kind of ramp – you kind of ramp up the tax liability consistent with the depreciation graph you have, the present value over the first 10 years is only like $500 million. It’s like $2 a share, 5% of market cap. So, to get to the $2.3 billion when we model this out through 2040, it looks like the terminal value of the tax is something like $4 billion, it’s like 40% of the $2.3 billion is happening more than 20 years from now. That’s the first question. The second question is this is just what the corporation pays. As Gabe’s question was there is an offset maybe on the regulatory side. But there’s an offset on the shareholder side too, the shareholder tax rate goes down and you didn’t account for that. Just back of the envelope, it looks like the shareholders savings is at least $1 billion in present value using the same kind of 8% discount rate that you guys have had because really it’s the incremental tax for the both the company and the shareholders that matters. And again, the present value captures these years way on the future of that. I’m not sure how many shareholders look at that. I mean, your graph alone showed that two‐thirds of your shareholders have owned the stock for five years or less. So anyway I just want to make sure that we understand sort of the character of that present value, A, how much of it is beyond 2040; and B, that it’s not decremented by the savings to the limited partners. Jeff L. Holman ‐ Senior Vice President, Chief Financial Officer and Treasurer, Magellan Midstream Partners LP Yeah. So, I think you’re over stating how much of it is in the back in 2040 although I think you’re directionally correct. I haven’t calculated the first 10‐year number but directionally obviously... ©2023 ENERGY INCOME PARTNERS 28 Sources: FactSet, Bloomberg.

EIP’s Public Dialogue with MMP Management on C‐Corp Conversion From Magellan’s Q4 2020 Earnings Call Transcript (February 2, 2021), Cont’d. James Jarvis Murchie ‐ President, Founder & Chief Executive Officer, Energy Income Partners LLC Yeah. I’m using your numbers. I mean, I’m just kind of assuming a smooth progression from the $75 million in 2027, $187 million in 2030 is discounted $500 million bucks. Jeff L. Holman ‐ Senior Vice President, Chief Financial Officer and Treasurer, Magellan Midstream Partners LP I think, you may be overstating the 24 piece of it. But clearly it is a long‐term look. No question about that. As for the question around individual unitholders, we did – we have run in the appendix when we gave just a brief little bit of color, it depends on the trading. It depends on when the person in question is planning on selling. And it’s a very sort of idiosyncratic answer for each unitholder, what will happen on an after tax basis. If we’re paying taxes and if we don’t pay taxes because it depends on what changes will happen, when they sell, what their basis, which trade groups they’re in. So the more recent trade groups actually would be less likely to benefit from a conversion in the older trade groups by our math. James Jarvis Murchie ‐ President, Founder & Chief Executive Officer, Energy Income Partners LLC No question. But when you’re going out to effectively 2090, effectively [indiscernible] (01:15:11) have turned over, right? Jeff L. Holman ‐ Senior Vice President, Chief Financial Officer and Treasurer, Magellan Midstream Partners LP Again, a 100% depends on holding period. I mean those questions are all again idiosyncratic to that person. So there is no one answer that – this trade group’s case the answer is X. It depends on how long they hold. And so the longer you hold the more favorable the partnership is. Michael N. Mears ‐ Chairman, President & Chief Executive Officer, Magellan Midstream Partners LP So Jim, I might suggest that we just schedule a call with you separate because we can get into details on this a lot to your liking and discuss it. But if that’s okay with you maybe we can just schedule a call and go through it in more detail. James Jarvis Murchie ‐ President, Founder & Chief Executive Officer, Energy Income Partners LLC Sure. Lou, did you have something else? ©2023 ENERGY INCOME PARTNERS 29 Sources: FactSet, Bloomberg.

EIP’s Public Dialogue with MMP Management on C‐Corp Conversion From Magellan’s Q4 2020 Earnings Call Transcript (February 2, 2021), Cont’d. Louis W Lazzara ‐ Principal & Senior Research Analyst, Energy Income Partners, LLC. Yeah. Just on slide 6. When you guys looked at valuation, the vast majority of the S&P 500 companies do not use DCF as a metric, right? P/E is much more commonly used. And if you look at the C‐Corp comp group that you guys presented here, the average forward P/E ratio is around 18.8 times whereas Magellan is at 10.8. So, I think that’s a 75% difference just on Bloomberg Consensus estimates. Did you guys consider that sort of valuation gap in this analysis when you came to your decision here? Jeff L. Holman ‐ Senior Vice President, Chief Financial Officer and Treasurer, Magellan Midstream Partners LP No. We focus on DCF, although we look at valuation. We didn’t put it on here. We look at valuation all kind of ways as we try to think about this and we have over the years. And we simply don’t think that the gap is there in the way that some people might perceive. We think of this – while we take your point, clearly, DCF is not something that’s super common, it’s pretty common for midstream companies and we’re pretty in line and actually look pretty good. So, we struggle I think to see that there is some arbitrage there that was obviously missing. Louis W Lazzara ‐ Principal & Senior Research Analyst, Energy Income Partners, LLC. But on a P/E basis, you guys clearly traded discount relative to those comp group that are midstream companies, right? Is there a reason in your business – like is there something on this thing in terms of why your P/E would be depressed relative to the other – Enbridge, Williams, some of those other guys? Jeff L. Holman ‐ Senior Vice President, Chief Financial Officer and Treasurer, Magellan Midstream Partners LP I don’t think I’m prepared to go into a lot of depth on P/E because we don’t – and frankly, none of our investors ever bring up P/E with this either. So it’s hard for us to suddenly think about it maybe on those terms. ©2023 ENERGY INCOME PARTNERS 30 Sources: FactSet, Bloomberg.

EIP’s Public Dialogue with MMP Management on C‐Corp Conversion From Magellan’s Q4 2020 Earnings Call Transcript (February 2, 2021), Cont’d. James Jarvis Murchie ‐ President, Founder & Chief Executive Officer, Energy Income Partners LLC Well, that’s kind of the issue, right? That’s the issue. The investors that hold you are through funds that are getting liquidated every day and the people that can’t buy you because you issue a K‐1 of the 1099 who buy and sell things on P/E and growth rates and earnings stability are the people that would change your valuation. The people that own you that you’re talking to can’t possibly change the valuation. They already own you. It’s only the new people that can change the way the stock is priced and they can’t buy you so long as you issue a K‐1. So that’s why we make that point, you get into the world of the S&P 500, DCF is not the metric. Michael N. Mears ‐ Chairman, President & Chief Executive Officer, Magellan Midstream Partners LP Just in the essence of time, I think, it’d be better for us just to have this conversation one on one. And we want to have this conversation. So I’m not trying to push off. I just think that we need to move on and let’s schedule a call, so we can talk about this in more detail if that’s okay with you. ©2023 ENERGY INCOME PARTNERS 31 Sources: FactSet, Bloomberg.

EIP’s Previous Letters to Magellan’s Board of Directors ©2023 ENERGY INCOME PARTNERS 32 Since October 2020 EIP has written three letters to Magellan’s Board of Directors, copies of which are enclosed: • 10/22/2020: Corporate Structure & EIP’s Shareholder Resolution • 6/8/2023: Proposed Combination of Magellan Midstream Partners, L.P. and ONEOK, Inc • 7/17/2023: Proposed Combination of Magellan Midstream Partners, L.P. and ONEOK, Inc

Disclosure ©2023 ENERGY INCOME PARTNERS 33 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Energy Income Partners, LLC is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote against the proposed merger or not vote which will have the same effect as voting no. The views expressed are those of Energy Income Partners, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report. Energy Income Partners, LLC conducted its own analysis based upon information available to it at the time of the analysis which may change at any time without notice and does not make any warranty as to the accuracy or completeness of any analysis, data point, assumption or opinion presented herein. Distribution of this letter, regardless of the means or format of its delivery, does not constitute the provision of tax advice by EIP, nor should any general analysis piece be relied upon for the formulation of any targeted tax strategy. For more information regarding specific personal or corporate tax matters, including, but not limited to, personal tax implications relating to specific portfolio transactions, please consult a qualified tax professional.

October 22, 2020

Members of the Board of Directors of:

Magellan GP, LLC, general partner of Magellan Midstream Partners, L.P.

One Williams Center, MD-21

Tulsa, OK 74172

Re: Corporate Structure & ElP’s Shareholder Resolution

Ladies and Gentlemen;

I write to inform you of a recent letter and accompanying shareholder resolution that Energy Income Partners, LLC (EIP) sent to Douglas J. May, General Counsel of Magellan GP, LLC (the “General Partner”). The resolution requests that the Board of the General Partner of Magellan Midstream Partners, L.P (” Magellan”), within ninety days from adoption of the resolution, direct management to share with unitholders an analysis of the costs and benefits of converting Magellan from a master limited partnership (“MLP”) into a C-corporation (“C-corp”).

The decision to convert to a C-corp involves a tradeoff between two uncertain outcomes: the degree of increase in valuation weighed against the additional financial burden of income taxes, which are always uncertain but especially so during times when tax policy is under review in Washington.

Management has clearly communicated to investors its ongoing evaluation of this issue. However, their inputs supporting the decision to remain as an MLP, including their assessment of the tax burden, has not been provided. This resolution seeks a transparent process that provides this key information to all investors so they can effectively engage with management to share their own informed views on the cost/benefit of Magellan converting to a C-corp.

EIP advises approximately $4 billion invested in diversified portfolios of energy infrastructure assets related primarily to hydrocarbons and electric power. We have owned Magellan’s limited partner units since our founding over 17 years ago, holding approximately 2.72% of outstanding units as of September 30, 2020. It is our view that there is a substantial value gap between the price of Magellan units and the price they would have as shares of a C-corp.

While management has a long track record of stable and growing distributable cash flow and earnings per share, Magellan units have suffered a persistent valuation discount. EIP attributes this discount to Magellan’s current structure as an MLP - a shrinking asset class, held by an increasingly volatile pool of capital. The MLP structure limits Magellan’s access to a broader set of institutional investors who cannot or will not own Magellan unless it is organized as a C-corp. It also prevents inclusion in the S&P 500 and therefore ownership of Magellan shares by the large passive asset managers tracking this index. Based on our experience, we believe wider ownership would reduce share price volatility and garner a higher valuation.

10 Wright Street, Westport, CT 06880 Tel: 203-349-8232 Fax: 203-286-1602

Rather than debate the degree to which Magellan’s units are misvalued we believe time series graphs that show Magellan’s earnings and valuation history relative to the constituents of benchmarks such as the Alerian MLP Index (AMZ), S&P 500 and the S&P Utility and Consumer Staples sectors are instructive of the misvaluation of Magellan (see Exhibits 1 - 3).

These graphs, going back 17 years to EIP’s founding, illustrate a clear pattern that the valuation of Magellan’s unit price as measured by Price to Earnings ratio (“P/E ratio”) is highly correlated to the valuation of other MLPs, despite its earnings having far greater growth and stability. In fact, Magellan’s earnings growth and stability compare favorably to utilities, consumer staples and the S&P 500. Our view is that Magellan should trade at the much higher valuation awarded to stocks with those earnings characteristics. We also believe that “the market” is not distinguishing between two such starkly different earnings track records (Magellan vs MLPs as a whole) because “the market” as a whole is not willing to own the stock of a company that is not formed as a C-corp. and therefore will not buy Magellan stock.

We have also enclosed as Exhibit 4, our quarterly communication with our investors from the fourth quarter of 2019 that covers our views on valuation and the MLP tax issue in detail.

If you have any questions please contact Nandita Hogan, our Chief Compliance Officer, at (203) 349- 8232.

Sincerely,

/s/ James Murchie

James Murchie

CEO and co-founder

Energy Income Partners, LLC

Enclosures

10 Wright Street, Westport, CT 06880 Tel: 203-349-8232 Fax: 203-286-1602

Exhibit 1 – Earnings History of Magellan (“MMP”) vs Benchmarks Since EIP Inception in October 2003

Exhibit 2 – Earnings History of Magellan (“MMP”) vs Benchmarks Since AMZ Peak in August 2014

Exhibit 3 – P/E Ratio History of Magellan (“MMP”) vs Benchmarks Since EIP Inception in October 2003

Exhibit 4

Energy Infrastructure Review

4Q 2019

Why MLPs are still Orphans

Over the years we have written extensively about the master limited partnership (“MLP”) asset class in an attempt to provide context relative to history and to other asset classes both inside and outside the energy industry as their role in financing energy infrastructure continues to change. We have described the current phase of MLP history as the “Rehab” phase, as most MLPs sought to eliminate the negative attributes they acquired in the “Recidivist” phase. The “Recidivist” label was apt because most of the MLPs in the 2004-2014 time frame repeated the mistakes made by the first MLPs in the “Pioneering Phase” in the early 1980s when virtually all energy-related MLPs were oil and gas drilling partnerships that fell victim to cyclical oil and gas prices.

The Rehab phase has seen the elimination of virtually all incentives to the general partners (albeit at valuations that were rarely defensible on any basis other than the general partner holding most of the cards). It has also witnessed a significant reduction in the average dividend payout ratio to the point where most capital spending is funded not by share issuance (which drove ever higher payments to the general partner) but by internally-generated cash flow. Debt ratios have declined and capital spending is more disciplined.

Yet the valuations still reflect the past poor performance driven by all the bad behavior during the Recidivist phase. Why is this? After all, the money management industry is full of analysts and portfolio managers who have earnings models that predict modest and more stable growth for the so-called midstream MLPs over the next few years. The trouble, in our view, is that those players are primarily MLP-dedicated fund managers who already own all the MLPs they can own and are losing assets, while all the other pools of capital seeking value in a fully-valued market won’t buy MLPs. Mis- priced valuations are corrected by new buyers seeing something the existing owners/sellers don’t see. The retail investors who have sold MLPs are unlikely to come back, leaving it up to the other 80%1 of the equity markets – diversified mutual funds and institutions – as the new buyers. For most of them, the hassles of a K-1 form that could trigger state-level tax filings and a delayed 1099 outweigh the potential value upside for an investment that would never be material relative to the size of a major mutual fund complex.

This quarter’s letter will review what is left of the MLP space, how the rest of the market is valuing companies with recurring revenues not tied to the economy and what has happened in the past when companies have shifted from a retail-only form of equity to common equity that institutions are willing to own. The conclusion is that the blue chip MLPs could close their considerable valuation gap by converting to conventional C-Corp status, which would open the door to a much wider and deeper pool of investment capital currently excluded by the MLP structure.

Let’s start by looking at the MLP form of ownership in context with the entire energy industry.

Exhibit 1 – North American Energy Capitalization ($ in Billions)

Source: Factset. EIP calculations based upon Factset data as of 12/31/19. Business segment classification based on company assets as determined by EIP as of 12/31/19. To be included in non- cyclical group, a company’s earnings cannot have varied by more than 30% vs. a 5-year moving average as determined as of December 31, 2014. To be included in the cyclical group, a company’s earnings have varied by more than 30% vs. a 5-year moving average as determined as of December 31, 2014. High Payout Other are publicly traded entities that own, operate and acquire contracted renewable and conventional electric generation that typically sell the electricity produced under long-term fixed price contracts with electric utilities or other end-users. High Payout Other also invest in thermal and other infrastructure assets such as pipelines, storage and terminalling facilities. Like MLPs, High Payout Other generally seek to position themselves as vehicles for investors seeking stable and growing dividend income from a diversified portfolio of relatively low-risk, high-quality assets.

1 Pensions & Investments Online, “80% of equity market cap held by institutions” by Charles McGrath, April 25, 2017.

We have shown this table numerous times in the past. The main subsectors of the energy industry are shown separately in each row and how those segments are financed are shown in each column.

About 45% of the entire $6.0 trillion energy industry is made up of businesses that are characterized by the label “non- cyclical energy infrastructure” – roughly $2.7 trillion. These non-cyclical segments, primarily poles and wires and pipes and tanks, are financed by debt (40%) and equity (60%). Of this equity sleeve, about 78% is made up of the equities of companies considered by most to be electric power, natural gas or midstream “utilities”, about 11% by MLPs, 4% by private companies and preferred equity and the rest by vehicles known as “YieldCos”.

Even at their 2014 peak, MLPs made up no more than 25%2 of the equity sleeve of non-cyclical energy infrastructure. Today, the structure has become an even smaller and less-relevant source of capital as MLP shares have underperformed the C-Corp utilities, and as many MLPs have converted to C-Corp status. At the same time, the non-cyclical energy infrastructure segments are a growing portion of the industry because their earnings have grown mid-single digits over the last 5 years while earnings in the cyclical portion of the industry have declined.

MLP Index Buyers Beware

The Alerian MLP Index (“AMZ” or “Alerian Index”) is as dominant in the MLP space as the S&P 500 Index (“SPX”) is for U.S. equities as a whole. The graph in Exhibit 2 shows the market cap of the Alerian Index as well as the market cap of the companies in the Alerian Index.

Exhibit 2 -- Market Cap of the Alerian MLP Index

To be a member of the Alerian Index, a company must be a publicly-traded partnership or limited liability company (“LLC”) that earns the majority of its cash flow from qualifying midstream activities involving energy commodities and have a market capitalization of at least $75 million.3 At the peak in 2014, the Alerian Index was limited to the largest 50 MLPs that met these criteria. Now, only 32 MLPs qualify4 as the decline in commodity prices invoked Warren Buffet’s famous quote, revealing just how many MLPs were wearing a bathing suit, or more specifically were actually “non-cyclical energy infrastructure”.

The red line in Exhibit 2 shows the impact of the Alerian Index’s methodology change in September 2017 to impose a 10% limit on the size of any MLP as a percent of the total Alerian Index. Normally, in an index like the S&P 500 or the Dow

2 Source: Factset based on EIP’s definition of Energy Infrastructure as explained in Exhibit 1.

3 Source: Alerian

4 IBID, as of December 31, 2019

Industrials, as the lower-quality companies shrink due to underperformance or are kicked out for bad behavior, the higher- quality companies become a larger and larger portion of the index. Not so in the Alerian Index. Today the largest 5 Alerian Index members make up 50% of the Alerian Index and cannot get larger. As a result, when large-cap companies like Oneok, Kinder Morgan and Williams eliminate their MLP affiliates or when companies like Buckeye, TransMontaigne and Tallgrass are taken private, their percentage points don’t get allocated to the larger-cap, higher-quality companies but instead to the smaller-cap, more highly-cyclical companies. The resulting negative feedback loop means that if current trends persist, MLPs that are taken private or convert to C-Corp status to lower their cost of equity capital will be leaving behind a lower and lower-quality index.

What does this mean? It means that investors in MLP index-based funds and active funds that hug the Alerian Index are investing in a portfolio with declining earnings quality. And because there is little evidence that an MLP’s valuation will improve unless it converts to a C-Corp or is taken private, investors in these funds are fighting a losing battle, hoping for a valuation increase while the quality of their Alerian Index-linked (or Alerian Index-hugging) portfolio deteriorates. Moreover, if the aim of investors is to own high quality, non-cyclical infrastructure, owning an MLP fund will not accomplish this, as the majority of these assets are now held outside the MLP structure.

Meanwhile, the MLP-dedicated funds are becoming a larger and larger portion of that red line in Exhibit 2. Exhibit 3 shows the progression of assets under management (AUM) for the MLP-dedicated funds (bars) versus the ratio of that AUM to the market cap of the Alerian Index (red line). Of course, these funds are not limited to owning the MLPs in the Alerian Index nor do they have to hold them at the same weightings. But it is telling that the AUM of these funds has risen from about 35% of the market cap of the Alerian Index to about 75% today.

Exhibit 3 – MLP-Dedicated Funds AUM and AUM as a Percent of Alerian Market Cap

This trend brings into focus today’s primary issue with the MLP structure: that most of its shareholders are funds that have to own MLPs. Meanwhile, the MLPs are missing out on index buying which is capturing the overwhelming majority of asset management inflows. Index fund sponsors BlackRock, Vanguard and State Street Global Advisors (“the Big Three”) now collectively account for more than 80% of all assets flowing into investment funds.5 The average combined Big Three stake in S&P 500 companies has roughly quadrupled over the past 2 decades, from about 5% to just over 20% today.6

Consider the experience of Oneok (OKE), which is 0.2% of the S&P 500 Index7 and therefore gets 0.2% of every dollar that is invested in this mega trend. Assuming a similar weighting in the $1.8 trillion of assets in the fifty largest ETFs8, OKE’s conversion to a C-Corp brought $3.6 billion of incremental ownership -- pretty good inflows by simply removing the MLP barrier to index ownership. MLPs are not in the S&P 500 Index and do not benefit from passive index buying. The result is a valuation premium for Oneok versus its MLP peers.

5 Lucian A. Bebchuk, Scott Hirst (June 2019) “The Specter of the Giant Three” NBER Working Paper No. 25914.

6 IBID

7 Bloomberg as of December 31, 2019.

8 IBID NBER Report.

So why don’t non-index following active mutual funds and other institutions buy MLPs, especially now when they are so cheap? In our view, the primary reason is the administrative burden that is incurred when a fund complex like Fidelity or Blackrock owns any K-1 issuing MLPs. Conventional C-Corp equities report tax information on IRS form 1099, while MLPs issue a K-1, creating filing obligations – and the required expertise – of federal and state income taxes. No non-resident state taxes are due for any 1099-issuing company. There are also concerns about the timeliness of the K-1s from portfolio companies that could delay the issuance of a mutual fund’s 1099, regardless of how small its investment in MLPs. Of course, the large fund complexes could deal with these issues if they chose to, but in an increasingly competitive business, why incur additional costs to potentially capture the upside in a group of companies that will never make up a significant portion of a fund complex’s holdings?

MLP management teams are being bombarded with advice from their current shareholders (mostly MLP-dedicated funds), MLP sell-side analysts, MLP investment bankers, MLP tax lawyers and MLP accounting practices that they should continue to be MLPs. To say this advice is self-serving would be an understatement. MLP fund shareholders are hearing the same story from the same players. Nonetheless, the MLP-dedicated funds are seeing outflows while the passive index funds are experiencing massive inflows.

C-Corp Conversions – The Private Equity MLP Experience

This prospect of index fund flows, wider ownership and the potential for a higher valuation is what motivated the publicly- traded private equity fund sponsors like Blackstone, Apollo and KKR to switch from the MLP structure (qualifying under the passive income exemption) to the C-Corp conversion. Similar to Oneok’s experience, Exhibit 4 shows the strong relative performance after their conversion.

Exhibit 4 -- Outperformance of the Private Equity MLPs Post C-Corp. Conversion

	Sep 30 2017 Thru Day Before Announcement	Day Bef. Announcement Thru Day Before Close	Day Before Close Thru 12/31/19	Total Relative Performance (Day Before Announce Thru 12/31/19)
Private Equity MLPs (Eq. Wt.)	17.6%	20.0%	34.2%

Peers - Cap Weighted	9.6%	-4.9%	11.8%
Relative Performance	8.0%	24.9%	22.4%	47.3%

Peers - Equal Weighted	5.4%	2.1%	16.9%
Relative Performance	12.3%	17.9%	17.2%	35.1%

Source: Factset, Bloomberg, Corporate Reports. Past performance is no indication of future performance.

Private Equity MLPs: BX, APO, KKR, ARES, CG

Asset Manager Peer Group: BLK, TROW, BEN, IVZ, EV, JHG, AMG, FII, LM, CNS, AB, WDR

CG conversion has not closed so performance is since announcement date, See footnotes at the end for complete list of announcement and completion dates. About 70% of the market cap of the Peer Group is Blackrock and T. Rowe Price, two of the most successful publicly traded asset managers in terms of asset inflows.

For those of us who followed these conversions closely, there was a lot of talk about conversion to a C-Corp well before any official announcement, which may have explained some outperformance in the months leading up to the first announcement by Ares in February of 2018. I point this out because since mid-2017, over 6 months before the first announcement, the progression of 12-month forward consensus earnings estimates for the private equity MLPs were down about 5% on average, while the earnings estimates for the peer group rose about 20%, as shown in Exhibit 5. So private equity MLPs outperformed their peers despite a weakening earnings estimate trend. For those of us who followed these conversions, the reasons for this huge jump in valuation and resulting outperformance is obvious.

Exhibit 5 -- Earnings Trends for Private Equity MLPs vs Asset Management Peer Group

Source: Factset Private Equity MLPs (equally weighted) include BX, APO, KKR, ARES, CG. Asset Management Peer Group (market cap weighted) includes BLK, TROW, BEN, IVZ, EV, JHG, AMG, FII, LM, CNS, AB, WDR. The earnings growth for the Asset Management Peer Group on an equal weighted basis increased 42.7% from 2013-2019.

In Exhibit 4 we showed the performance of the private equity MLPs on an equally-weighted basis so as not to bias the results as each of the five private equity MLPs experienced outperformance versus the peer group ranging from 32% to 65%. If we cap-weight the performance of the private equity MLPs, their average outperformance is 43% vs the cap- weighted peer group and 45% vs the equal-weighted peer group. So no matter how you look at it, this group of MLPs experienced an enormous increase in valuation in absolute and relative terms for reasons not related to changes in their business outlook.

These companies are in the business of investing and saw the obvious potential impact of opening share ownership to a wider market. Management teams in the MLP space are focused on running a midstream business, not a fund management business. And while the fund management industry is a service business with low capital expenditure needs, it happens to be an industry with a lot of restructuring potential as the winners and losers shake out. Therefore, having a more competitively-priced currency might serve them well if acquisitions opportunities were to avail themselves….sound familiar?

There was a similar valuation uplift for the midstream companies in Canada that were forced to convert to the C-Corp structure when the income trust structure was disallowed in late 2006 with a four-year grace period. In the year prior to conversion, these midstream companies9 traded at an average P/E of 18.4x, compared to an average P/E of 22.8x, in the years after C-Corp Conversion (2010 to 2019). This represents a 23.7% valuation improvement10.

What about the Extra Layer of Corporate Taxation?

Unlike the capital-intensive pipeline sector, private equity asset managers don’t have much of a depreciation tax shield as they are primarily a service business, yet they chose to convert to the C-Corp structure anyway. Shareholders of most MLPs, however, would be better off under a C-Corp structure because of these high levels of depreciation relative to distributable cash flow that dramatically reduces the tax liability at the corporate level. We have explained this math a number of times in prior letters following the implementation of the Tax Cut and Jobs Act (TCJA) so for reference, we have repeated this analysis and discussion in the Appendix to this letter.

Many worry that corporate tax rates will never be lower, but it is the relative combined tax rate (corporate level + shareholder level) that matters. The TCJA also cut the tax rate on partnership income accruing to individuals by 20%, making the individual tax rate on partnership income only 29.6%. But, unlike the corporate tax change, which is “permanent”, the 20% deduction on partnership income will sunset after 2025. So, if the fear is a shift to a tax-and-spend administration in the White House, wouldn’t that fear extend to this 20% deduction for partnerships as well as the top rate on individuals which dropped from 39.6% to 37%? In fact, the tax on partnership income is the lowest top marginal tax rate in individual income since the 1920s.

9 Pembina Pipeline Corp, Keyera, Inter Pipeline Ltd. and AltaGas.

10 Source: Bloomberg. (October 29, 2010- December 31, 2019)

The corporate tax rate needs to be competitive internationally; the top individual tax rate, not so much, and that is why there had been bipartisan support for lower corporate taxes during the Obama Administration (because the average corporate tax rate in the Organisation for Economic Cooperation and Development (OECD) had fallen to about 25%11,) while the combined federal and state taxation of U.S. corporations is closer to 40%.12

Exhibit 6 shows that the bigger risk is that individual tax rates go back to their historic premium to corporate tax rates that existed prior to the 1980s, a period that exhibited much lower income inequality than today and why advocates for higher tax rates are seeking a return to this pre-1980s tax structure. Said another way, there is no historical precedent – except for World War II and its aftermath -- for an increase in corporate tax rates without a concurrent – and larger – increase in individual tax rates.

Exhibit 6 – History of Top Marginal Tax Rates in the U.S. 1913-2020

Source: IRS, The Urban Institute, Brookings Institute.

This is not to say that the corporate tax rate cannot increase and the individual tax rate stay the same; it’s just that the history and the politics regarding attracting capital to the U.S. and the subsequent impact on job creation on the one hand, and the politics of taxing rich individuals on the other, point to a different likely outcome. In short, we don’t view the risk to higher relative corporate income taxes as a material issue relative to the size of the valuation dislocation in MLPs.

Valuation

So how big is the value dislocation? The table in Exhibit 7 shows the current valuations for energy infrastructure C-Corps, including the electric utilities, consumer staples and the MLPs with a history of stable earnings.

Exhibit 7 – Historic and Current Valuations for Companies with Stable Earnings

			15-Yr. Avg.		15-Yr. Historic	Earnings Variability Vs.		Current P/E vs
Sector	Curr. P/E		Historic P/E		Growth	5yr MA	3yr MA	Hist. P/E
Consumer Staples	21.7	x	18.8	x	6%	-4%	-11%	15%
Energy Infrastructure – C-Corps	21.0	x	18.5	x	6%	-6%	-10%	14%
Energy Infrastructure – Stable MLPs	10.9	x	17.8	X	12%	-5%	-13%	-39%

Source: Bloomberg, Factset, EIP Estimates. Data as of December 31, 2019. Consumer Staples includes 21 members of the Consumer Staples Select Sector SPDR® Fund (XLP). Energy Infrastructure C-Corps consists of 28 members that EIP considers to be in the Energy Infrastructure sector as determined by EIP in its sole discretion. Energy Infrastructure - Stable MLPs consists of 6 members as determined by EIP. Stable MLPs are those MLPs that have experienced less than 20% variability in their forward 12-month IBES consensus earnings estimates versus a 3-year moving average of such estimates over the last 12 years. 15 Yr Historic Growth calculations based on consensus earnings estimates. Earnings variability calculated by averaging the lowest percentage differential between historic company earnings and the 5- or 3-year moving average (MA) of those earnings as measured by consensus earnings estimates for each company. 5-year MA based on data from August 2010 to December 2019. 3-year MA based on data from August 2008 to December 2019. Past performance is no indication of future performance.

11 The Tax Foundation and the OECD Tax Database

12 IBID

The reason we look at Consumer Staples is that we believe they are comparable in terms of earnings growth, stability/predictability and lack of economic sensitivity, the primary factors that drive valuation13. Exhibit 8, which we have shown before, illustrates just how close the progression of earnings is between the Consumer Staples and the non- cyclical energy infrastructure companies. The ticker symbols and the weightings of the stocks behind these composites are in the footnotes at the end of this letter.

Exhibit 8 – Earnings History of Consumer Staples and Non-Cyclical Energy Infrastructure

Source: Factset, Bloomberg. Consumer Staples is represented by the XLP (Consumer Staples SPDR). XLP is an exchange-traded fund which holds large-cap Consumer Staples stocks. Non-cyclical Energy Infrastructure is based on EIP calculations and Factset data for the 40 largest non- cyclical energy infrastructure companies in North America. To be included in this group, a company’s earnings have 5- year earnings variability of less than 30%. Portfolio based on $1 million at market capitalization as of December 31, 2019. Earnings and dividends and other distributions are annualized. Past performance is no guarantee of future performance.

Now let’s look at the legacy Consumer Staples within this sector that are household names which are currently experiencing slower earnings growth due to market share losses and pricing pressure on their legacy brands. Exhibit 9 shows the earnings progression for these companies (whose tickers are shown in the graph) as well as the dividends and price.

Exhibit 9 -- Earnings Dividend and Price Trend for Household Name Consumer Staples

Source: EIP calculations based upon Factset data. These stocks were selected by EIP in its sole discretion, for their earnings growth and stability in combination with their associated high valuation on earnings. EIP may change this group of companies at any time in its sole discretion. A portfolio of other Consumer Staples companies could present a different experience. Information provided above is not a offer to buy or sell any particular security or fund. Past performance is no indication of future performance.

These are among the larger consumer staples stocks whose modest 5.8% earnings growth over the last 15 years has fallen to just 3.3% in the past three years (despite the earnings bump from the lower corporate tax rate in 2018). These stocks, which were singled out because of their well-recognized brand names, below average-growth and above-average valuations, are currently trading at an average P/E of 23.2x versus 19.1x over the last 15 years. This higher valuation is, in our view, driven more by investors shifting money toward less economically-sensitive sectors, such as utilities and consumer staples, than by a view that earnings are about to accelerate. It is in this context that we view the valuation discount for an energy infrastructure company with stable earnings growing 5-7% per year that is formed as an MLP rather than a C-Corp.

13 Again, we have published on this in the past. (See quarterly letter from 1Q 2018.) Financial leverage also has a significant effect on valuation but in our view, that is because leverage directly impacts earnings predictability.

This is also the context in which people should view regulated utilities now trading at higher multiples than history (when earnings were more cyclical and growth was slower following de-regulation but before divestment of the cyclical businesses) but still at a discount to consumer staples despite having more predictable earnings and accelerating rather than slowing growth. The companies in Exhibit 9 represent 3.3% of the market cap of the S&P 500 compared to 3.1% for the entire utility sector. In our experience, financial advisors and the financial press are determined to keep utilities out of clients’ portfolios while these 10 stocks with lower growth, more competition and higher valuations make up a larger portion of their clients’ assets. We have written extensively about the rate-base growth opportunities for the poles and wires utilities coming from lower cost natural gas, renewables, grid technology, etc. and so I won’t go into it here.

Wrapping Up

I have been investing in the energy infrastructure space since the late 1990s when deregulation of the energy markets turned the entire gas and power utility space into a group of higher-risk companies with variable margin merchant businesses like energy trading and unregulated power generation. We have seen a huge portion of those infrastructure assets migrate into -- and now back out -- of the MLP and income trust spaces. We have had a seat at the table when the shale revolution unfolded, leaving more disruption for the producers and the supply-facing infrastructure companies (which we avoid) than the consensus could have imagined. By focusing on the assets, balance sheets and most importantly the management teams, we have continued to benefit from the powerful combination of an above-average yield resulting from above-average payout ratios from companies with stable earnings that grow at a moderate rate.

We would love to continue to own these assets across a diverse set of asset classes such as income trusts (like we used to have in Canada), MLPs, energy infrastructure REITs and YieldCos as that adds diversification and more opportunities to benefit from intra-portfolio mis-pricing. But the trends of history point towards companies financing their operations with the lowest available cost of capital, which probably means a continued return to the traditional utility model focused on GAAP earnings, a 50-70% dividend payout of those GAAP earnings, modest leverage and a C-Corp form of ownership.

Even if these companies currently formed as MLPs do not foresee a need to raise equity capital, at some point they owe it to their shareholders to not just run the best operation they can but also to allow their investors to own their shares in a liquid and fairly valued secondary market.

Best regards,

/s/ James J Murchie

James J Murchie

Energy Income Partners, LLC (“EIP”) is an independent investment management firm established in 2003. In November 2004, EIP became affiliate with Pequot Capital Management until August 2006, at which time the firm re-established its independence as Energy Income Partners, LLC. EIP registered as an independent investment advisor in June 2006. EIP provides investment advisory services to institutions and individual clients.

Information in this letter regarding specific securities, including any information pertaining to the performance of such securities, is provided solely as a tool for general industry analysis. Under no circumstances should it be assumed that any account managed by Energy Income Partners, LLC derived any benefit from the performance of any securities herein. Information provided is believed to be accurate as of the date on the materials. EIP reserves the right to update, modify or change information without notice. The information is based on data obtained from third party publicly available sources that EIP believes to be reliable but EIP has not independently verified and cannot warrant the accuracy of such information. The Letter contains EIP’s opinions regarding the industry and regulatory environment surrounding the industry which may change at any time without notice or duty to update. This Document is not an offer or solicitation with respect to the purchase or sale of any security. This Document is strictly confidential and may not be reproduced or redistributed in whole or in part nor may its contents be disclosed to any other person under any circumstances. This Document is not intended to constitute legal, tax, or accounting advice or investment recommendations of any particular security or industry. Investors are encouraged to conduct their own analysis before investing. CIRCULAR 230 NOTICE. THE FOLLOWING NOTICE IS BASED ON U.S.TREASURY REGULATIONS GOVERNING PRACTICE BEFORE THE U.S. INTERNAL REVENUE SERVICE: (1) ANY U.S. FEDERAL TAX ADVICE CONTAINED HEREIN, INCLUDING ANY OPINION OF COUNSEL REFERRED TO HEREIN, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (2) ANY SUCH ADVICE IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED HEREIN (OR IN ANY SUCH OPINION OF COUNSEL); AND (3) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

A description of the Alerian MLP Total Return Index may be found at http://www.alerian.com/indices/amz-index/. The index performance is provided for information purposes only.

S&P 500 Index: A capitalization-weighted index of 500 stocks. This Index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The indices have not been selected to represent an appropriate benchmark with which to compare an investor’s performance, but rather are disclosed to allow for comparison of the investor’s performance to that of certain well-known and widely recognized indices. An index is unmanaged, does not incur fees or expenses and an investment cannot be made directly in an Index.

The information presented is not intended to constitute an investment recommendation for, or advice to, any specific person. By providing this information, EIP is not undertaking to give advice in any fiduciary capacity within the meaning of ERISA and the Internal Revenue Code. EIP has no knowledge of and has not been provided any information regarding any investor. Financial Advisors must determine whether particular investments are appropriate for their clients. EIP believes the financial advisor is a fiduciary, is capable of evaluating investment risks independently and is responsible for exercising independent judgment with respect to its retirement plan clients.

Additional Footnotes:

Exhibit 4 Announcement and Conversion Dates to a C-Corp:

	Announcement Date	Conversion Date
Apollo Global Management (APO)	August 19, 2019	September 5, 2019
Ares Management Corp (ARES)	February 15, 2018	November 26, 2018
Blackstone Group (BX)	April 18, 2019	July 1, 2019
Carlyle Group (CG)	July 31, 2019	January 2, 2020
KKR & Co (KKR)	May 3, 2018	July 1, 2018

Exhibits 7 & 8 Constituents

Energy Infrastructure – C-Corps: ENB-CA, TRP-CA, CU-CA, FTS-CA, EMA-CA, WTE-CA, IPL-CA, KEY-CA, PPL-CA, SRE, ATO, ES, NJR, CPK, AEP, WEC, IDA, AWK, WTR, XEL, LNT, UGI, SO, OKE, EXC, PEG, NEE, NEP

Energy Infrastructure – Stable MLPs: EQM, EPD, MMP, WES, TCP, HEP

Consumer Staples (XLP) members: PG 16.1%, KO 11.1%, PEP 9.9%, WMT 8.7%, MDLZ 4.7%, COST 4.5%, PM 4.5%, MO 4.4%, CL 3.5%, KMB 2.8%, EL 2.7%, WBA 2.6%, SYY 2.6%, GIS 1.9%, STZ 1.9%, TSN 1.6%, ADM 1.5%, MNST 1.4%, KR 1.4%, HSY 1.3%, MKC 1.2%, KHC 1.2%, CLX 1.1%, CHD 1.0%, K 1.0%, CAG 1.0%, LW 0.7%, HRL 0.7%, BF.B 0.7%, SJM 0.7%, TAP 0.6%, CPB 0.5%, and COTY 0.2%.

Non-Cyclical Top 40 North American members: NEE 9.9%, ENB-CA 6.7%, D 5.6%, SO 5.5%, DUK 5.5%, EPD 5.2%, TRP-CA 4.1%, AEP 3.9%, SRE 3.4%, ET 3.0%, XEL 2.7%, OKE 2.6%, PEG 2.5%, WEC 2.4%, ED 2.4%, EIX 2.3%, ES 2.3%, FE 2.2%, PPL 2.1%, ETR 2.0%, DTE 2.0%, AWK 1.8%, PPL-CA 1.6%, AEE 1.6%, FTS-CA 1.5%, CMS 1.5%, AGR 1.3%, EVRG 1.2%, MMP 1.2%, AES 1.1%, CNP 1.1%, ATO 1.1%, LNT 1.1%, H-CA 1.0%, EMA-CA 0.9%, PNW 0.8%, WES 0.8%, FTI 0.8%, BEP.UT-CA 0.7%, and PCG 0.5%.

Appendix A: (verbatim from our First Quarter 2018 letter)

In our Fourth Quarter 2017 Letter, we explained how the new corporate tax rules passed under the Tax Cuts and Jobs Act of 2017 (TCJA) favor conversion to a C-Corp for MLPs as a group (but for any individual MLP could depend on their circumstances). While our conclusions are based on simple arithmetic, conversion to a C-Corp is still resisted by entrenched MLP interests which continue to argue that MLPs have an advantage.

Because of the importance of this simple analysis, we present it again, and then move on to the FERC ruling.

The table in Exhibit 5 below compares the profit retained by the shareholder of $100 of free cash flow (which in the MLP community is usually referred to as “distributable cash flow” or “DCF”) earned at the entity level after paying entity-level tax and tax on dividends or distributions (even though the latter tax may be deferred until the shares are sold).

Exhibit 5 – Combined Corporate and Individual Taxation: MLP vs. C-Corporation

After-Tax Earnings for Shareholders of a C-Corp and MLP

	A	B	C	D	E
	MLP				MLP
	2018-2025	C-corp	C-corp	C-corp	Post-2025
Entity-Level Tax	0%	21%	21%	21%	0%
Shareholder Tax Rate on Dividends/Distributions	29.6%*	20%	20%	20%	39.6%
Pre-Tax Free Cash Flow	$100.00	$100.00	$100.00	$100.00	$100.00
Ratio of Taxable Income to FCF	100%	100%	50%	0%	100%
Pre-Tax Earnings (Tax Return)	$100.00	$100.00	$50.00	$-	$100.00
Corp Tax Paid	$-	$(21.00)	$(10.50)	$-	$-
After-Tax Entity Level Free Cash Flow	$100.00	$79.00	$89.50	$100.00	$100.00
Payout Ratio	100%	100%	75%	75%	100%
Dividend Paid	$100.00	$79.00	$67.13	$75.00	$100.00
Dividend Tax paid	$(29.60)	$(15.80)	$(13.43)	$(15.00)	$(39.60)
Retained after tax FCF	$70.40	$63.20	$76.08	$85.00	$60.40

* Represents 37% top federal individual rate, net of 20% deduction of pass through income. The individual tax provisions of the TCJA expire after 12/31/2025. Source: EIP estimates based on Tax Cuts and Jobs Act of 2017 (TCJA) and discussions with management teams and corporate reports. For illustrative purposes only and should not be regarded as tax advice. Investors should consult with their tax professionals for more complete information with regard to their specific tax situation.

The first two columns (A&B) show a simplified comparison of a C-Corp and an MLP presented by the MLP community (MLP fund managers, MLP sell-side analysts, MLP tax lawyers and the MLP lobbying group). It shows the MLP and C-Corp each earning $100 of pre-tax free cash flow at the entity level, paying out to shareholders 100% of that free cash flow after entity-level tax (which is zero for a partnership like an MLP) as a dividend or distribution, and then paying tax at the shareholder level on that distribution (even if such taxes are deferred). In this example, the MLP investor keeps $70.40 of that original $100 of pre-tax free cash flow while the C-Corp shareholder keeps only $63.20. This apparent 7-percentage point advantage for the MLP is similar to the advantage before the new tax law, as the tax on each declined significantly under the TCJA. This is because the MLP investor now pays only 80% of the top marginal rate of 37% on pass-through income versus 100% of the old top rate of 39.6%. The apparent retention of the “MLP advantage” is being touted by the MLP community as an enormous win for the asset class it is so dependent on for its living.

There are two flaws to the analysis being shown in Columns A and B. The first is that corporations don’t pay tax on free cash flow or “distributable cash flow”; they pay tax on taxable income, which is much lower. The second is that the payout ratios are lower; both examples in C and D assume the company pays out 75% of its free cash flow. This is the level targeted by Enterprise Products Partners (EPD) when it surprised the market in late 2017 by announcing a slowing of its dividend growth in order to achieve self-funding of its capital program. In Column C, I assume taxable income is about half the level of free cash flow. Since MLPs do not currently pay tax, we don’t know the ratio of taxable income to free cash flow, but we do know that the ratio of recurring GAAP earnings to free cash flow average is about 60% (source: Alerian, Factset, Bloomberg and EIP estimates). Taxable income would be lower than GAAP income because of accelerated depreciation. In the example in Column C, taxable income is 50% of free cash flow and the C-Corp shareholder retains $76.08, which is higher than if the company were formed as an MLP.

But wait, it gets better. The new tax law allows companies to actually expense capital expenditures in the year they are incurred. For the energy MLP group as a whole, capital expenditures over the last year were nearly twice the level of GAAP income (Source: Factset and EIP estimates). Even assuming a recovery in earnings and a continued decline in capital spending in the future, the ability to expense capital spending would still result in virtually no taxable income – on average – for energy-related MLPs, even if they all switched to C-Corps. Each company is different and expensing of capital is not available for gas transmission as electric and gas utilities were exempted from this provision. But as shown in Column D, the elimination of tax at the corporate level would allow a shareholder to retain 85% of every dollar of free cash flow, much better than the 70% available for an MLP investor (Column A).

While it is true that the tax on the MLP distribution is deferred until the sale of the shares, so too would be the tax on the portion of dividends from a taxable C-Corp that exceeds the company’s accumulated earnings and profits as defined in IRS regulations. But unlike an MLP unitholder who pays ordinary income tax rates on this “recapture” income, the C-Corp shareholders pay the capital gains tax rate. And while there may be some small tax liability to some long-time limited partner unitholders on the conversion from a partnership to a C-Corp (if they have a negative tax basis once accounting for entity-level debt), so long as 80% of the units convert (a so-called “351 transfer”), we believe the conversion could be largely tax-free.

Column E shows what happens to the combined tax rate after 2025 when the reduced tax rate on pass-through income expires.

                                                                           June 8, 2023

Magellan GP, LLC

One Williams Center, MD-28-1

Tulsa, OK 74172

Attn: Douglas J. May

Senior Vice President and General Counsel

Magellan Midstream Partners, L.P.

RE: Proposed Combination of Magellan Midstream Partners, L.P. and ONEOK, Inc.

Dear Ladies and Gentlemen:

Energy Income Partners (“EIP”) managed funds and accounts are long-term owners of Magellan Midstream Partners, L.P. units, aggregating approximately 3% of its outstanding units making EIP the fourth largest unitholder.

EIP intends to vote against the proposed combination of Magellan Midstream Partners, L.P. (“Magellan”) and ONEOK, Inc. (“ONEOK”) because we believe the taxes paid by our funds and investors will exceed the premium offered by ONEOK and any potential benefits from the merger. Moreover, we want to see Magellan remain as a stand-alone entity whose returns on invested capital are far superior to ONEOK.

As a high yielding partnership, the tax cost basis of a unitholder’s units can decline rapidly over time as dividends are treated for tax purposes as a return of capital. The longer the units are held, the more the tax basis declines and the higher the deferred tax liability. Most of this tax is due only when the units are sold, and this proposed transaction is a sale for tax purposes and prevents unitholders from further deferring that tax liability.

This tax liability is a combination of recaptured income tax and capital gains tax that is difficult for most retail investors to calculate. So, with this letter we are urging the Board to direct management to include in the S-4 a full and detailed quantitative analysis of the tax consequences to Magellan unitholders of the proposed merger with ONEOK, as we believe you are required to do. This analysis also needs to feature prominently in all future communication by Magellan as it was not done in either merger press release.

The table below shows that the length of time EIP has held its units is similar, although shorter, than management’s previous estimates for all Magellan unitholders. Using the average tax cost basis for our funds, we estimate that a retail investor in Magellan would have an average tax liability of between $10 and $12 per unit depending on their marginal federal tax bracket vs. the ~$9 premium offered by ONEOK (as of 6/6/23). Our $10 estimate assumes the 25% federal tax rate while the $12 assumes the top 37% rate. Both include a 20% long-term capital gains tax, the 3.8% Affordable Care Act tax and an average state income tax rate of 5%.

Table 1 – Portion of Units by Holding Period

	% of Units in Each Holding Period Cohort
Holding Period	Magellan in Total	EIP Funds
> 10 Yrs.	25%	14%
5 – 10 Yrs.	10%	6%
0 – 5 Yrs.	65%	80%
Total	100%	100%

Source: Magellan/ONEOK Proposed Merger Highlights Presentation, May 2023 and EIP Estimates

Since the average Magellan unitholder has held their units longer than EIP, their tax bill would be higher on average. Such a tax bill paid by all 202 million units outstanding would amount to well over $2 billion. Compared to the purported tax benefit to the combined ONEOK/Magellan entity of $1.5 billion, only 23% of which would accrue to Magellan unitholders post-merger, this deal represents an enormous transfer of value from Magellan unitholders to the Internal Revenue Service and ONEOK shareholders.

The numbers underlying our voting decision are estimates, but they are based on our most current tax data and should be a warning to all unitholders to do these calculations for themselves. While the tax brackets of each unitholder are unknown to Magellan, a table laying out the tax liability for each tax lot year showing the tax due for different combined tax rates would be required for unitholders to make an informed decision. EIP has the resources to do these complex tax calculations, the average retail investor may not. Our voting decision and our decision to write this letter and release it are also based on the process in which this matter is being presented to the unitholders without full disclosure.

In addition, it should be noted that this tax liability would have been mitigated enormously had Magellan chosen to convert to a C-corporation from a partnership. Two years ago, we proposed a shareholder resolution and had subsequent communications with Magellan management that we believe ultimately resulted in the Magellan C-Corp conversion analysis that was released in February of 2021. In that analysis, management chose to prominently display a highly quantitative assessment of long-term tax costs of a conversion at the corporate level and relegated to the Appendix a qualitative reference to the tax benefits to unitholders. Magellan management’s approach to its communication of this proposed merger with ONEOK follows a similar pattern.

Finally, while the S-4 will likely describe the strategic benefits and costs of this transaction, it cannot address the issue of portfolio diversification for the unitholder who would lose the ability to hold ONEOK shares and Magellan units in the proportion of their choosing. If EIP wanted to own an investment that is 77% ONEOK and 23% Magellan, which we do not, we can do that by purchasing more ONEOK on the open market without incurring this enormous tax liability.

Sincerely,

/s/ James Murchie
James Murchie
CEO and Co-Founder

                                                                           July 17, 2023

Magellan GP, LLC

One Williams Center, MD-28-1

Tulsa, OK 74172

Attn: Douglas J. May

Senior Vice President and General Counsel

Magellan Midstream Partners, L.P.

RE: Proposed Combination of Magellan Midstream Partners, L.P. and ONEOK, Inc.

Dear Ladies and Gentlemen:

Energy Income Partners (“EIP”) managed funds and accounts are long-term owners of Magellan Midstream Partners, LP (“Magellan”, or “MMP”) units, aggregating approximately 3% of its outstanding units making EIP the fourth largest unitholder.

We have reviewed the information disclosed by ONEOK, Inc. (“ONEOK”, or “OKE”) in the preliminary SEC Form S-4, as well as Magellan management’s (“Management”) separately released “Magellan-ONEOK Merger FAQ for Magellan Unitholders, June 2023” (“June FAQs”) and “ONEOK Merger Considerations, June 2023” (“June Presentation”) that discuss in more detail the tax consequences for Magellan unitholders. The information in these documents reinforces why we believe that the proposed merger is not in the interests of Magellan unitholders as a whole and further supports EIP’s decision to vote against the proposed combination of Magellan and ONEOK. While not an exhaustive list, our reservations to this merger and the above materials issued to the public to support it are centered on the following:

•	The taxable structure of the merger results in a $13.40 average per unit up-front tax payment for Magellan unitholders. This exceeds the merger premium by about $1 per unit ($0.2 billion).

•	The merger will also result in a $1.3 billion ($6+ per unit) loss of after-tax cash flows to Magellan unitholders vs. remaining stand-alone over the five-year forecast period as laid out in the S-4 and the June Presentation.

•	This up-front tax payment ($13.40 per unit) and loss of after-tax income ($6+ per unit) exceed the deal premium ($12 per unit) by $7+ per unit ($1.5 billion in the aggregate).

•	Management’s position - that the up-front tax payment triggered by the proposed merger should largely be ignored in evaluating ONEOK’s offer because part of that accrued liability already exists - is critically flawed because it fails to ascribe any value to Magellan unitholders’ existing control of when that tax liability is paid. A tax deferral has value.

•	Management’s shifting narrative on Magellan’s business risk and future tax liabilities structured as an MLP is incongruent with pre-merger disclosures.

•	Lack of financial projections that support Management’s view that this merger is better than alternative corporate structures as a stand-alone company. These projections, in our view, are a material part of the analysis for unitholders and should be disclosed in the S-4.

Summary Conclusions

This transaction presents MMP unitholders with a simple choice: 1) Continue to own MMP units as a stand-alone entity with the highest returns on invested capital in the pipeline sector1, collecting a stable and growing stream of distributions while deferring the payment of an accrued tax liability, or 2) Agree to sell MMP units for OKE shares at a premium that is more than offset by an up-front cash tax payment and loss of future dividend income. EIP estimates the present value loss to Magellan unitholders from this merger to be ~$6 per unit ($7 per unit undiscounted). This conclusion flows directly from an analysis of the proforma financials provided by ONEOK and Magellan, which include their estimates of the deal synergies.

A merger is only desirable if the proforma merged company has better prospects than remaining stand- alone and the deal premium substantially exceeds the tax drag of the transaction reflecting some portion of that future value for existing shareholders. Our analysis below shows this merger lacks both elements.

An important context of our analysis is that MLP taxation is materially different from C-Corporation taxation and needs to be included in any assessment of this proposed merger. The economic consequences of triggering this deferred tax liability are a critical consideration for all publicly traded partnerships with predominantly retail ownership and differs dramatically from a typical C-Corporation merger where the shareholders are predominantly tax-free institutions and the tax consequences for retail investors derive solely from capital gains rather than ordinary income. In Magellan’s case, as one of the oldest publicly traded partnerships, the amount of deferred tax that is triggered by this merger is substantial and renders the proposed merger unattractive for Magellan unitholders in aggregate.

Upfront Taxes Exceed Merger Premium

In our last letter to the Board, we estimated that the aggregate taxes owed on this transaction offset the merger premium. In their June Presentation, Management confirmed it was slightly worse than that - estimating MMP unitholders in aggregate will pay $2.7 billion in taxes, or $13.40 per unit if this merger is approved. In return for this enormous tax bill, MMP unitholders will receive a premium of $12.09 per unit versus the MMP pre-merger announcement price on May 12, 2023, of $55.41, a deficit of about $1 per unit after tax. Moreover, this day-one deficit is not made up by any purported benefits of the merger presented in the proforma five-year financials in the S-4 and the guidance provided in the June Presentation as discussed below.

 1 See slide 14 of Magellan Investor Presentation titled “Overview of Magellan Midstream”, dated June 2023.

Merger Results in a $1.3 Billion Loss of After-Tax Cash Flows to Magellan Unitholders

Using financial projections in the S-4 and income tax guidance in the June Presentation, Magellan unitholders would receive $18 per unit ($3.7 billion in aggregate) of after-tax income from distributions over the next five years on a stand-alone basis. In the post-merger case, assuming Magellan unitholders re-invest the remaining cash proceeds after paying the $13.40 per unit tax into additional OKE shares, Magellan unitholders would collect only $12 per unit ($2.4 billion in aggregate) of after-tax cash flow from ONEOK dividends, a $6 deficit. We note that discounting these cash flows at a 10% equity cost of capital lowers the present value (PV) of this deficit to ~$5 per unit.

Combining the deal premium, cash taxes paid, and estimated loss of after-tax dividend income, the proposed merger represents a $7+ per unit shortfall ($6/unit PV) vs. the status quo Magellan.

Table 1. Net Impact of the OKE/MMP Merger Versus Stand-Alone Status Quo Magellan (per unit)

Trade Group	% of MMP	Deal Premium	+	Tax Obligation	+	Loss of After- Tax Dividend Income	=	Total Value
< 5 Years	66%	$12.09		$(9.81)		$(7.99)		$(5.70)
Between 5-10 years	10%	$12.09		$(11.50)		$(4.24)		$(3.65)
> 10 Years	24%	$12.09		$(23.99)		$(2.68)		$(14.57)
Wtd. Avg, All Periods		$12.09		$(13.40)		$(6.33)		$(7.61)

Management Ignores the Value of Tax Deferral

Following our last letter to the Board highlighting the negative tax consequences of the merger, Management released the June Presentation with their own tax analysis. In it, they argue that MMP unitholders have an existing tax liability of $9.69/unit that will increase to $13.40/unit because of the merger premium being offered in this transaction. In their view the only tax liability to be considered is the incremental tax liability of $3.71 ($13.40 minus $9.69) resulting from the higher MMP unit price received due to the proposed merger.

We do not share this view as the transaction triggers a very real $13.40 cash tax liability that must be paid immediately. Nevertheless, to accept Management’s logic still requires that value is ascribed to the time value of deferring the existing tax liability because the alternative to the merger for MMP unitholders is to remain invested longer and retain control over when their existing tax liability is paid. Using a typical 10% cost of equity capital and the historic turnover discussed in the June Presentation, we estimate the present value of the existing tax liability to be $3/unit2. This means the incremental tax cost of the merger is ~$10/unit ($13.40 minus the $3 value of tax deferral) rather than the $3.71/unit that Management asserts.

Therefore, after correcting Management’s position regarding the existing tax liability for the time value of money, our analysis indicates that MMP unitholders would still be ~$3/unit worse off under this transaction because the $12 premium is exceeded by the incremental tax cost of the merger ($10/unit) and reduced OKE dividends ($5/unit3).

2 EIP assumed that the “< 5 Years” trade group, which represents 66% of total units, sold their units ratably over the first five years. For the other two older trade groups we assumed they held their units indefinitely.

EIP Long Range Merger Analysis

The above analysis incorporates only the next five years of financial projections because that is all investors are provided in the S-4 and the June Presentation – despite Management’s implication in the June Presentation that tax considerations beyond the five-year forecast are germane to assessing the proposed merger: “Our analysis assumed an extended holding period” and “The long-dated nature of the analysis minimized the impact of the trade-off between sale/inheritance.”

That prompted us to extend the forecast over 25 years, essentially a dividend discount model. Again, the conclusion is similar. The deal premium Magellan unitholders will receive in aggregate is eliminated by the incremental cash cost of triggering the deferred tax liability coupled with the loss of real after-tax value in lower dividends in perpetuity. 4

Contradictory Narratives Versus Financial Analysis Support

Since the five-year financial disclosures show the proposed merger to be a net negative for Magellan unitholders, Management offers several supporting narratives, some of which contradict their own position prior to the proposed merger.

One of these narratives is the proposed synergies which we have incorporated into our analysis but by Management’s own estimates in the S-4 are not material. We compared the financial projections in the S-4 for the proforma ONEOK with those provided for each company as a stand-alone entity and found the combined improvement in Adjusted EBITDA to average $185 million per year through 2027. Our estimate of the DCF5, yields a slightly lower amount of $165 million per year improvement, which is only 4% above the stand-alone entities combined DCF. While Management has indicated more synergies are likely it is not clear why they are not included in the proforma financials. Moreover, there is no discussion of what capital investment would be required or whether commercial synergies could be obtained through arms-length commercial terms and/or joint ventures that would not require a merging of the two companies.

Another contradictory narrative regards conversion to a C-Corporation. Management provided estimates of the growing taxability of Magellan’s pass-through income in the June Presentation through 2029 and implied that post-2029 would be worse. They then argue that ONEOK’s C-corporation structure will mitigate these future tax liabilities. Not only is this favorable view of the C-Corporation structure in direct contradiction to their view put forth in early 20216, but the benefit of the C- Corporation tax structure does not overcome the other negatives of this proposed merger as demonstrated in the financials offered in the S-4 and the June Presentation which we have incorporated in our financial calculations above.

3 The ~$5/unit of reduced OKE dividends relative to Stand Alone MMP is the present value of the $6.33/unit of “Loss of After-Tax Dividend Income” listed in Table 1, using with a 10% discount rate.

4 The assumptions used by EIP in this analysis are available upon request.

5 For our analysis of the S-4, EIP calculated distributable cash flow (DCF) using the S-4 projection of Free Cash Flow + Capital Expenditures - Bloomberg Consensus estimates for maintenance capex.

6 See Magellan investor presentation titled “Corporate Conversion Analysis”, dated Feb. 2, 2021.

More importantly, no analysis was presented of the tax benefits in the stand-alone case of Magellan pursuing a tax-free conversion to a stand-alone C-Corporation via a Section 351 transfer. While there is a discussion of alternative corporate/tax structures for a stand-alone Magellan in the S-4, we view the disclosure as inadequate. The S-4 fails to describe which alternatives were considered and says only that the alternatives considered were dismissed because they “would introduce significant complexity with uncertain benefits"7. But unitholders need to see the actual financial projections that would support Management’s view that this merger is better than those alternatives. In our view, the S-4 is incomplete without such an analysis. Moreover, the management of any publicly traded company trying to minimize its taxes and maximize shareholder value is by its very nature ‘complex with uncertain benefits’.

Yet another shift in narrative by Management is their emphasis on the risks of the energy transition on the long-term outlook for its petroleum pipeline business. The June Presentation and the June FAQs lists “Risks of Proceeding Standalone: Risks of energy transition impacting petroleum product demand over time more than we expect.” However, this is an entirely different tone than presented on March 22 of last year during Magellan’s meeting with Wall Street analysts where they presented a 100-page slide deck8 on the business outlook. Included in that presentation was a detailed analysis of the threat posed by electric vehicles on demand for petroleum products. Slide 20 reads “We believe that Magellan’s ability to mitigate the financial impacts of longer-term volume declines through tariff increases and operational optimization is not fully appreciated by the market.” Slide 27 reads: “Magellan’s base business is expected to remain healthy, with industry and government forecasts projecting petroleum products to remain essential to our everyday lives for decades to come."

Nothing in the business environment has changed in the last year to cause this shift in Management’s messaging. In fact, on June 21, 2023, Magellan’s CEO Aaron Milford stated that he expected refined product volumes on Magellan’s system to grow 1% this year, an increase over 2022 which was a record.9 Moreover global petroleum demand in 2023 is estimated to hit an all-time high.10

As a cure for the threat of the energy transition on Magellan’s business Management recommends merging with ONEOK saying in the June FAQs that “We believe the combined company will have stronger growth prospects...” But the S-4 lays out financial projections between 2023 through 2027 for ONEOK proforma including EBITDA and capital spending forecasts that call this statement into question. These forecasts and the company’s guidance for maintenance capital show $5.7 billion in growth capital expenditures, 85% of which occur before 2026. The improvement in EBITDA over the five-year forecast period is only $480 million (ex-synergies and non-recurring items in 2023) and an estimated DCF improvement of less than $270 million assuming 50% of the growth capital is financed with debt and the remainder with free cash flow, modest maintenance capital and a 5% cash tax rate. This represents an annualized return to shareholders on new capital invested of less than 5%.

Management’s discussion is silent on why a company with the highest returns on invested capital in the industry believes the future risks to its business are best mitigated by merging with a company whose

7 Page 59 of preliminary Form S-4 filed with the Securities & Exchange Commission on June 20, 2023.

8 Magellan investor presentation titled “2022 Analyst Day Houston, Texas, March 29, 2022”.

9 JP Morgan Energy, Power, and Renewables Conference transcript, June 21, 2023

10 IEA (2023), Oil Market Report - June 2023, IEA, Paris https://www.iea.org/reports/oil-market-report-june-2023 own financial projections indicate either unacceptably low returns on future capital invested or a deterioration in their base business.

All of these narratives conflict with the weak financial case presented in the S-4 for a merger with a company whose capital growth investment opportunities are poor and with whom synergies are de minimis. Moreover, if converting from a partnership to a C-Corporation will reduce total future tax liabilities at the entity and unitholder level, that option is available for Magellan as a stand-alone entity.

Before the merger agreement, Management argued vehemently against a tax-efficient conversion to a C-Corporation structure, but now they advocate for the C-Corp structure ONEOK operates under that comes with a $2.7 billion tax payment to the IRS from MMP unitholders. Before the merger agreement, they were adamant about the health of their business prospects in the face of the energy transition, yet now they warn of the risks such a transition entails. If the financial benefits of this proposed merger were compelling, Management would not be trying to raise concerns in the minds of its unitholders that the alternative of remaining a stand-alone entity is fraught with business risks compounded by rising future tax liabilities. In our view, this shift in narrative serves only to reduce the market value of Magellan.

Standalone Magellan Preferred

In summary, EIP believes the value of Magellan’s assets are best realized by a stand-alone entity exercising the same capital spending discipline that has made it successful in the past under prior senior management. That any slow decline in product pipeline volumes due to the adoption of electric vehicles would be more than offset by inflationary tariff increases and unit repurchases. That the diminishing capital spending profile and attendant decline in the benefits of being taxed as a partnership requires a fulsome discussion of the financial projections of alternative corporate structures.

We believe these conclusions are overwhelmingly supported by the facts presented so far in the S-4 and the June Presentation. If the Board disagrees, we strongly urge it to amend the S-4 with supporting data.

Sincerely,

/s/ James Murchie
James Murchie
CEO and Co-Founder

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Energy Income Partners, LLC is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote against the proposed merger or not vote which will have the same effect as voting no.

The views expressed are those of Energy Income Partners, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

Energy Income Partners, LLC conducted its own analysis based upon information available to it at the time of the analysis which may change at any time without notice and does not make any warranty as to the accuracy or completeness of any analysis, data point, assumption or opinion presented herein.

Distribution of this letter, regardless of the means or format of its delivery, does not constitute the provision of tax advice by EIP, nor should any general analysis piece be relied upon for the formulation of any targeted tax strategy. For more information regarding specific personal or corporate tax matters, including, but not limited to, personal tax implications relating to specific portfolio transactions, please consult a qualified tax professional.